

June 16, 2023

Manuel Orillac
Partner
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022

> **Re: Banco Itaú Chile**
> **Schedule 14D-9 filed June 12, 2023**
> **File No. 005-80508**
> **Schedule 13E-3 filed June 12, 2023**
> **File No. 005-80508**

Dear Manuel Orillac:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Defined terms used herein have the same meaning as in your Schedule 14D-9.

Schedule 14D-9 filed June 12, 2023

The Solicitation or Recommendation, page 4

1. We note your disclosure that "Chilean law requires each member of the Board, other than an alternate director, acting in his individual capacity, to express in writing his reasoned opinion as to the convenience (*conveniencia*) of the Offers for the Company's shareholders" and that certain members of the Board have determined that the "the Offers are convenient for the Company's shareholders." Similar disclosure appears in exhibit (a)(1). We believe that the use of the term "convenient" in this context is confusing to U.S. shareholders. Please revise to clarify each board member's position with respect to the Offers. See Item 1012(a) of Regulation M-A.

Schedule 13E-3 filed June 12, 2023
General, page 1

2. Each filing person must individually comply with the filing, dissemination, disclosure and

signature requirements of Schedule 13E-3.  While you may incorporate by reference to disclosure provided by another filing person, circumstances may make that impracticable, given the different situations of the entities and individuals involved. For example, the reasons of the Banco Itaú Chile Directors for engaging in this transaction and for the timing of it will necessarily be different than for Purchaser and IUH. Therefore, revise to include all of the information required by Schedule 13E-3 and its instructions for each Director.   As one example only, revise to include a statement as to whether each Director believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which each Director relied in reaching such a conclusion.  Refer to Item 1014(a) of Regulation M-A and Instruction 1 to Item 1014 of Regulation M-A.

3.      Refer to comment one.  Revise the Schedule 13E-3 and exhibit (a)(2) to avoid confusion regarding the use of the term "convenient."

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions